Exhibit 99.1

CIAN ANNOUNCES CHANGES TO ITS SENIOR MANAGEMENT TEAM

LARNACA, Cyprus, April 25, 2022--(BUSINESS WIRE)-- Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian” or the “Company”), a leading online real estate classifieds platform in Russia, today announced that Mr. Dmitriy Grigoriev, the Chief Product Officer of the Company and a member of the Cian management team since 2017, will assume the position of the Chief Executive Officer effective May 30, 2022, taking over the responsibilities of Mr. Maxim Melnikov, who has served in this capacity since 2014. Mr. Melnikov will continue to serve as a member of the Board in addition to assuming a role as advisor to Mr. Grigoriev. Furthermore, Mr. Melnikov will be appointed Executive Chairperson of the Board of Directors of Cian plc. In this position, Mr. Melnikov will continue to be closely engaged in the management of the Company, concentrating primarily on Cian’s long-term strategy including expansion of the core classifieds business as well as development of the end-to-end platform, mergers, acquisitions and strategic partnerships as well as the organizational development of the Company.

Mr. Grigoriev has long played a vital role at Cian, in particular, its product development function. Prior to his current position as the Chief Product Officer, Mr. Grigoriev has served as Product Lead in Cian. Mr. Grigoriev has over 15 years of commercial and product managing experience in the classifieds space with over 7 years of experience in real estate classifieds. Before joining Cian, Mr. Grigoriev worked as a CTO at fl.ru, a leading service for remote work search in Russia for 6 years and launched different start up projects in Russia and the United States.

Mr. Grigoriev graduated from National Research University of Electronic Technology (MIET) in 2010 with a degree in microdevices and technical cybernetics, computers, complexes, systems and networks.

Mr. Maxim Melnikov stated, “It has been an honor and a privilege for me to lead Cian through this journey, and I am proud of what our team has achieved in the last two decades. I believe that during my time as Chief Executive Officer we have built a sustainable and well-managed business as well as a unique corporate culture. Moreover, together with our team and our shareholders we have achieved many important milestones, grew our audience and revenues over 10 times, launched numerous innovative products and services and last year opened a new chapter of Cian's story by becoming a publicly traded company. I would like to thank every single member of the Cian family for their commitment and dedication to our company, our mission and our dream despite many challenging times we faced and continue to face together. I have decided to step down from the role of Chief Executive Officer in order to be able to focus more on the long-term strategy, new strategic partnerships and organizational development, rather than managing day-to-day operations. I remain fully committed to Cian, and it is my intention to remain active in the Company as the new executive chair of the Board. I am also tremendously grateful for being able to leave the Company in the hands of Dmitriy, who has spearheaded our development for many years. I couldn't be more confident in his managerial skills, and the capacities of the top management team that will be supporting him. I am sure that Dmitriy has the drive and the vision to position Cian for continued growth and success and I believe that he possesses the right mix of operational experience, leadership skills, and technology industry expertise required to lead Cian to new exciting heights. I’ll be glad to help Dmitriy while he settles in his new role.”

Mr. Krukov, Chairman of the Board of Directors of Cian plc , said, “On behalf of the Board, I would like to thank Mr. Melnikov for his years of service to our Company as the Chief Executive Officer, making Cian into a vibrant, successful business, leading it through many challenges and achieving exceptional operating and financial results through leadership, vision, hard work and dedication. We are grateful that Mr. Melnikov will continue to be involved with the Company as executive chairperson of the Board, overseeing and enhancing the operations of our Board of Directors and will help Mr. Grigoriev to fully grow into his new capacity. Dmitriy has done a tremendous job during his years as the Chief Product Officer at Cian, and I am very enthusiastic about his leading our Company to its future success.”

“I am truly honored to lead Cian as its Chief Executive Officer,” said Mr. Grigoriev. “I look forward to continuing to work closely with our exceptional senior leadership team, along with Maxim, as our Chairperson and my advisor, and our entire Board of Directors. Cian unites a team of exceptionally talented people with the passion to create best-in-class products and provide exceptional services to our users and customers. Together, we will continue creating new growth opportunities, disrupting the Russian real estate market, delivering value to our shareholders and, of course, helping people on the journey to their perfect new place to live or work. Despite the unprecedented challenges we are all facing today, I believe we will be able to maintain our current market positions, discover and execute on many new exciting opportunities as we did many times before throughout the two decades of our history."

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top fifteen most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for other online real estate classifieds and Google Analytics data for Cian for March 2022). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the fourth quarter of 2021, the Company had over 1.8 million listings available through its platform and an average UMV of over 18.5 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and the other important factors discussed under the caption “Risk Factors” (in particular, “Risks Relating to the Russian Federation” thereunder) in Cian’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 4, 2021, and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

Varvara Kiseleva

Head of Capital Markets and IR

ir@cian.ru

Media contacts:

Olga Podoliaka

po@cian.ru